UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
 (Amendment No.2)

Spongetech Delivery Systems, Inc.
(Name of Issuer)

         Common Stock
(Title of Class of Securities)

      849109103
(CUSIP Number)

Eric S. Wagner, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                 February 18, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 849109103

1	NAME OF REPORTING PERSON Pike Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,167,988
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,167,988
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,167,988
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 849109103

1	NAME OF REPORTING PERSON Pike Capital Partners (QP), LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 148,182,012
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 148,182,012
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 148,182,012
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 849109103

1	NAME OF REPORTING PERSON Pike Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 175,350,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 175,350,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,350,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.3%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 849109103

1	NAME OF REPORTING PERSON Daniel W. Pike
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 175,350,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 175,350,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,350,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.3%
14	TYPE OF REPORTING PERSON IN

This statement is filed with respect to the shares of the common stock, having par value $0.001 per share, ("Common Stock") of Spongetech Delivery Systems, Inc. (“Issuer”), beneficially owned by the Reporting Persons (as defined below) as of February 22, 2010 and amends and supplements the Schedule 13D filed on December 24, 2009, as previously amended (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D are (collectively, the “Reporting Persons”):

•	Pike Capital Partners, LP (the “LP Fund”);
•	Pike Capital Partners (QP), LP (the “QP Fund”);
•	Pike Capital Management LLC (“Pike Management”); and
•	Daniel W. Pike.

Item 2(b).    RESIDENCE OR BUSINESS ADDRESS

The Reporting Persons each have a business address at 340 Madison Avenue, 19th Floor, New York, NY 10173.

Item 3.         Source and Amount of Funds or Other Consideration

The source and amount of funds used by the LP Fund in making its purchases of the shares of Common Stock beneficially owned it by the Reporting Persons are set forth below:

SOURCE OF FUNDS                                                               AMOUNT OF FUNDS
Working Capital                                                                                     $1,903,639

The source and amount of funds used by the QP Fund in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                                                               AMOUNT OF FUNDS
Working Capital                                                                                     $14,240,768

Although the above securities were acquired with working capital, the funds may have also used margin account borrowings made in the ordinary course of business, although neither fund can determine whether any funds allocated to purchase the shares of Common Stock were obtained from any margin account borrowings.

Item 5.         Interest in Securities of the Issuer

(a)        The Reporting Persons beneficially own:

(i) Collectively, the Reporting Persons beneficially own 175,350,000 representing 24.3% of the outstanding shares of Common Stock.

(ii) The LP Fund individually beneficially owns 27,167,988 shares of Common Stock representing 3.8% of the outstanding shares of Common Stock.

(iii) The QP Fund individually beneficially owns 148,182,012 shares of Common Stock representing 20.5% of the outstanding shares of Common Stock.

(iv) PCM, as the general partner of the LP Fund and QP Fund, may be deemed to beneficially own the 175,350,000 shares of Common Stock held by them representing 24.3% of the outstanding shares of Common Stock.

(v) Mr. Pike may be deemed to be the beneficial owner of the 175,350,000 shares of Common Stock beneficially owned by PCM representing 24.3% of the outstanding shares of Common Stock.

(b)         The LP Fund, PCM and Mr. Pike have shared power to (i) vote or direct the vote of, and (ii) dispose or direct the disposition of, the 27,167,988 shares of Common Stock held by the LP Fund.

The QP Fund, PCM and Mr. Pike have shared power to (i) vote or direct the vote of, and (ii) dispose or direct the disposition of, the 148,182,012 shares of Common Stock held by the QP Fund.

(c).  A list of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days is attached as Appendix I.  No other transactions with respect to the Common Stock that are required to be reported on Schedule 13D were effected by any of the Reporting Persons during the past sixty (60) days other than those previously reported on this Schedule 13D.

(d).  N/A

(e).  N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 23, 2010

PIKE CAPITAL PARTNERS, LP
By: Pike Capital Management LLC, General Partner

By:  /s/ Kevin R. Arps
                   Kevin R. Arps, Chief Financial Officer

PIKE CAPITAL PARTNERS (QP), LP
By: Pike Capital Management LLC,
As General Partner

By:  /s/ Kevin R. Arps
                   Kevin R. Arps, Chief Financial Officer

PIKE CAPITAL MANAGEMENT LLC

By:  /s/ Kevin R. Arps
             Kevin R. Arps, Chief Financial Officer

/s/ Kevin R. Arps
     Kevin R. Arps, as
      Attorney-in-Fact for Daniel W. Pike

APPENDIX I
TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS*

The following transactions were effected by the LP Fund during the past sixty (60) days on the open market (unless otherwise indicated):

Date	Security	Approx. Price per Share (excl. of Commissions)	Amount of Shs. Bought (Sold)
1/13/2010**	Common	$0.0375	(2,950,000)
2/2/2010**	Common	$0.030	1,950,000
2/18/2010	Common	$0.029	1,824,636
2/19/2010	Common	$0.032	155,000
2/19/2010	Common	$0.030	93,915
2/22/2010	Common	$0.035	138,919
2/22/2010	Common	$0.036	38,589
2/22/2010	Common	$0.038	77,177
2/22/2010	Common	$0.039	77,177
2/22/2010	Common	$0.040	15,436

The following transactions were effected by the QP Fund during the past sixty (60) days on the open market (unless otherwise indicated):

Date	Security	Approx. Price per Share (excl. of Commissions)	Amount of Shs. Bought (Sold)
1/13/2010**	Common	$0.0375	2,950,000
2/2/2010**	Common	$0.030	(1,950,000)
2/18/2010	Common	$0.029	9,675,364
2/19/2010	Common	$0.032	845,000
2/19/2010	Common	$0.030	506,085
2/22/2010	Common	$0.035	761,081
2/22/2010	Common	$0.036	211,411
2/22/2010	Common	$0.038	422,823
2/22/2010	Common	$0.039	422,823
2/22/2010	Common	$0.040	84,564

*Transactions effected during the past sixty days that were previously reported on this Schedule 13D have not been included.

**Represents a private transaction.